Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer))

ATHENE MERGER SUB, INC.

a wholly owned subsidiary of

ATHENE PARENT, INC.

(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$92,946,670.00	0.0000927	$8,616.16

Fees Previously Paid	$0		$0

Total Transaction Valuation	$92,946,670.00

Total Fees Due for Filing			$8,616.16

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$8,616.16

*

Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying 8,846,756 shares of common stock, par value $0.001 per share (the “Shares”) of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”), issued and outstanding by the offer price of $10.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes, (ii) 291,911 Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $10.00 per Share and (iii) 156,000 Shares issuable pursuant to outstanding performance stock unit awards multiplied by the offer price of $10.00 per Share (based on 100% of the number of Shares underlying such performance stock unit awards). The foregoing share figures have been provided by TXMD and are as of June 2, 2022, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.